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                                                                      Exhibit 19

Butler
Manufacturing
Company
THIRD
QUARTER
REPORT 1996
Nine Months Ended
September 30, 1996
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Third quarter sales of $229 million were up 11% from last year's third quarter, and net earnings of $8.8 million, or $1.14 per share, were a 14% increase over the comparable period of 1995.

In the nine months ending September 30, 1996, sales were down 2%, net earnings were up 2%, and earnings per share were up 1%.

Within our Building Systems group, our U.S. metal buildings business had slightly lower nine month sales and earnings than a year ago. Order activity was slower in the early part of the year, and competitive price discounting affected margins. The business is now operating at record levels of production, and higher backlog assures a strong finish for the year. Lester wood frame buildings is similarly gaining momentum, and their backlog currently is at a record level. Butler Real Estate is achieving another excellent year. Our plant start-ups in China and Brazil are progressing well, and both will be in production by the end of the year. Butler Europe earned a small profit in the third quarter as contrasted with recording a sizable loss last year. For all of 1996, European operations will show a much smaller loss than the $2.8 million experienced in 1995.

Butler's construction subsidiary continued to operate at lower than normal levels of earnings in the third quarter. Actions are being taken to restore profitability to more acceptable levels.

The Other Building Products group had excellent third quarter and nine month results. The mix of sales and competitive price pressures caused somewhat lower earnings in the Vistawall Division. Prospects for a big grain harvest are supporting strong performance in the Grain Systems Division.

Third quarter other income benefited from the sale of a plant facility that Butler continued to own after the operating business using it was divested in 1993.


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On September 20, we announced the signing of a letter of intent to acquire 90%
of Beker Kft, a small building systems fabricator in Hungary. While the size of the investment is relatively modest, Beker's capabilities will significantly enhance our ability to serve customers in the growing markets of Central and Eastern Europe. The transaction is scheduled to close in December.

At its September meeting, Butler's Board of Directors voted a 20% increase in the cash dividend, to a quarterly rate of $.12 per share from the previous $.10 per share quarterly rate. This increased dividend was reflected in the payment made on October 11 to shareholders of record as of September 27.

In recent weeks we have repurchased about 73,000 shares of Butler stock at an average price per share of approximately $27.50. We intend to continue to use financial strategies that, along with our operating strategies, will increase Butler shareholder value.

At the end of the third quarter, Butler's total backlog of $329 million was up 17% from a year ago. Higher margin product backlog accounted for the increase, as construction backlog was essentially even with the level of the previous year.

Prospects are good for a strong final quarter for 1996, and we believe we are well positioned looking ahead to the early months of 1997.

                                                  Cordially yours,

                                                  /s/ Robert H. West

                                                  Robert H. West
                                                  Chairman and
                                                  Chief Executive Officer

                                                  October 16, 1996
                                                  Butler Manufacturing Company